United States Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
March 2006
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Press Release

Signature Page

Protocol and Justification of Merger of Shares
Issued by Caemi Mineração e Metalurgia S.A.
by Companhia Vale do Rio Doce
Through this private instrument, the below-listed companies,
Companhia Vale do Rio Doce, a company with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Graça Aranha, number 26, enrolled with the Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 33.592.510/0001-54, with its articles of incorporation filed with the Commercial Registry of the State of Rio de Janeiro – JUCERJA, under the number 33.300.019.766, herein represented in the terms of its Bylaws (“CVRD” or “Merging Company”); and
Caemi Mineração e Metalurgia S.A., a company with head offices in the City of Rio de Janeiro, State of Rio de Janeiro, at Praia de Botafogo, number 228, sala 606, ala B, enrolled with the Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 31.865.728/0001-00, with its articles of incorporation filed with the Commercial Registry of the State of Rio de Janeiro – JUCERJA, under the number 33.300.022.856, herein represented in the terms of its Bylaws (“Caemi”, or “Merged Company” and, jointly with CVRD, the “Companies”);
Whereas:
(A)	The Companies perform their activities in industrial ventures, mainly in the mining and iron ore sector, through independent corporate structures, both present in the Brazilian capital market, circumstance that burdens the transactions of such companies, reduces the competition capacity, blocks capture of synergies and does not fully enjoy the funding capturing potential on the Companies’ market;

(B)	The managers of such Companies understand that upon implementation of the transaction described in this document there will be substantial benefits for the shareholders of both Companies, as a result of the decrease in costs derived from the simplification

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce
of the organizational structure and exploitation of existing synergies, especially in iron ore transactions; and

(C)	Upon performance of the necessary surveys, the managers of the Companies understand that the merger of Caemi shares to the shareholders’ equity of CVRD is the most advantageous restructuring alternative for the Companies, its shareholders and the market;
THUS, based on Articles 224, 225, 252 and 264 of Law 6,404, of December 15, 1976 (“Brazilian Corporations Law”) and on CVM Instruction 319/99, the Companies have agreed upon signing this Protocol and Justification of Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce (“Protocol”), whose terms and conditions shall guide the proposal for Merger of Shares, as defined below, to be delivered to its respective shareholders, as per the terms and conditions set out below:
1.	Description of the Transaction

1.1.	The purpose of this Protocol is the merger of shares issued by Caemi by is controlling shareholder, CVRD, according to the Articles 224, 225, 252 and 264 of the Brazilian Corporations Law (“Merger of Shares”).

1.2.	Until February 16, 2006, CVRD indirectly held the totality of the common shares, except 6 (six) common shares held by the Members of the Board of Directors of CAEMI, in compliance with Article 146 of the Brazilian Corporations Law, and 40.06% (forty and six hundredths percent) of the preferred shares issued by Caemi, through its controlled company Amazon Iron Ore Overseas Co. Ltd., a company organized and existing in accordance with the laws of the Cayman Islands, with head offices at Walkers House, 87 Mary Street, PO Box 908GT, George Town, Grand Cayman, Cayman Islands (“Amazon”). As a preliminary measure to the Merger of Shares, a redemption of shares issued by Amazon was performed on February 16, 2006, and the payment was made in shares issued by Caemi to CVRD. Upon the conclusion of corporate transactions involving the

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce
transfer of the totality of the shares issued by Caemi previously held by Amazon, CVRD became the holder of the above-described interest.

1.3.	The remaining shareholders of Caemi, holders of 59.94% (fifty-nine and ninety-four hundredths percent) of its preferred shares shall receive, as a result of the Merger of Shares, Class A preferred shares issued by CVRD, in compliance with the substitution rate mentioned in Clause Five below.

1.4.	CVRD will not issue new special Class preferred shares, which are exclusively held by the Brazilian Government, in accordance with Article 5, §2, of the Merging Company’s Bylaws.

1.5.	As a result of the Merger of Shares, Caemi shall become a wholly owned subsidiary of CVRD, maintaining its legal entity character and shareholders’ equity. The transaction shall not modify any rights or obligations of the Merged Company.

2.	Justification, Purposes and Interest of the Companies in the Performance of the Transaction

2.1.	The main purpose of this Merger of Shares is to allow the consolidation of the Companies into a sole vehicle with presence on the capital market, concentrating the investors in shares of a single company. It is also expected that such strategic unification will favor the dispersion of free float shares on the market, with liquidity profits and make the corporate structure easier to understand in transactions regarding raising of funds and in the interpretation of results by the shareholders and market analysts.

2.2.	The Management of such Companies expect to reach the following benefits with the Merger of Shares:
(i)	consolidation of the capital structure;

(ii)	rationalization and optimization of the investment plans;

(iii)	greater financial capacity, increase and diversification of the alternatives related to the raising of funds;

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce
(iv)	greater efficiency of the corporate structure and in the ability to implement strategic decisions; and

(v)	potential increase of productivity and competitiveness, mainly in transactions with iron ore.
2.3.	The Merger of Shares as proposed in this Protocol preserves and creates value for the shareholders of the Companies in light of the fact that it allows a decrease in corporate costs and raising of synergies at an estimated amount of approximately R$300 Millions.

2.4.	Regarding specifically to the current shareholders of Caemi, which will continue to indirectly appropriate the results of such company, the managers foresee the following benefits:
(i) Participation in the results of CVRD, who invested the equivalent of US$10.5 billion in the last 5 (five) years and plans to invest the equivalent of US$4.6 billion in 2006, involving the development of a 22-project portfolio and global research and development program;
(ii) Acquisition of voting rights equal to the political rights granted to the holders of common shares issued by CVRD in all matters subjected to resolution of the General Meeting, except indication of members for the Board of Directors;
(iii) Access to CVRD’s dividend distribution policy, oriented to the financial flexibility, transparency and minimization of risks to the shareholder;
(iv) Greater liquidity of its investments, in light of the fact that CVRD shares are traded at the São Paulo Stock Exchange (“Bovespa”), with a highlighted position at Ibovespa and at the New York Stock Exchange, where their American Depositary Receipts (“ADRs”) are among the five most negotiated among the ones listed at such stock exchange; and

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce
(v) Broad access to the global capital markets for equity and debt, accessible by a company rated as investment grade and with shareholders from more than 20 countries, which favors a lower capital cost and the enhancement of capacity to create shareholders value;
2.5.	Regarding the CVRD shareholders, in addition to the provisions of items 2.2 and 2.3 above, the managers of the Companies expect the following benefits: (i) enhancements resulting from the greater operational and financial focus and a simplified corporate structure; (ii) sinergies between the two companies (CVRD and Caemi), in an estimated value of R$ 300 million; and (iii) full exposure to Caemi’s world-class assets.

3.	Necessary Approvals

3.1.	According to Valepar´s Shareholders Agreement, a previous meeting was held on January 23, 2006, through which the shareholders of Valepar S.A. (“Valepar”), direct controlling shareholder of CVRD and indirect controlling shareholder of Caemi, issued voting instructions to its representatives in the Board of Directors of CVRD, aiming to approve the proposal from CVRD’s Executive Board to perform the transaction described herein, in accordance with the material fact published on that date;

3.2.	On January 26, 2006, the Board of Directors of CVRD ratified the proposal set out by the Executive Board to forward the merger of all shares issued by Caemi, which shall be submitted to the approval from the shareholders of the Companies. In this occasion, the CVRD Fiscal Council members who attended the Board of Directors´ meeting, acknowledged the proposal of merger of shares issued by Caemi;

3.3	On March 06 and 07, 2006, at extraordinary meetings, the Boards of Directors of CVRD and Caemi, approved, the conveyance of the Extraordinary Shareholder’s Meetings, to be held, respectively, on March 30 and 31, 2006. The notices published in the newspapers from March 8, 2006 on, state the agenda of the Extraordinary Shareholder’s Meetings, when the

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce
terms of the Merger of Shares contemplated in this Protocol and the evaluation reports that integrate it as Exhibits I, III and IV shall be submitted to appreciation of the shareholders.

3.4.	On March 14, 2006, were held meetings of the Boards of Directors of CVRD and Caemi, which approved the terms and conditions of the Merger of Shares, established herein. In this occasion, the Fiscal Council members of Caemi, who attended the Meeting of the Board of Directors of the Merged Company, acknowledged the proposal of Merger of Shares;

3.5.	On March 14, 2006, the Board of Directors of Caemi also approved that the Extraordinary Shareholder’s Meeting of Caemi, previously convened to March 30, 2006, as mentioned in item 3.3 above, was postponed to March 31, 2006, according to the conveyance notice to be published from March 15, 2006 on.

3.6.	The Merger of Shares is still subjected to the opinions of the members of the Fiscal Councils of CVRD and Caemi, in accordance with Article 163, III of the Brazilian Corporations Law.

4.	Capital Stock of Merged Company and of Merging Company

4.1.	The Capital Stock of the Merging Company, fully paid-in, on this date, amounts to R$14.000.000.000,00 (fourteen billion reais), divided into 749,949,429 (seven hundred and forty-nine million, nine hundred and forty-nine thousand, four hundred and twenty-nine) common shares and 415,727,739 (four hundred and fifteen million, seven hundred and twenty-seven thousand, seven hundred and thirty-nine) Class A preferred shares, including 3 (three) of special Class, all nominative, book-entry and without face value.

4.2.	Furthermore, the Capital Stock of the Merged Company, fully paid-in, on this date, amounts to R$1.078.000.000,00 (one billion and seventy-eight million reais), divided into 1.318.750.000 (one billion, three hundred and eighteen million, seven hundred and fifty thousand) common shares and 2.600.996.667 (two billion, six hundred million, nine hundred and

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce
ninety-six thousand, six hundred and sixty-seven) preferred shares, all nominative and without face value.

4.3.	The Merging Company holds 1,318,749,994 (one billion, three hundred and eighteen million, seven hundred and forty-nine thousand, nine hundred and ninety-four) common shares and 1.042.032.861 (one billion, forty-two million, thirty-two thousand, eight hundred and sixty-one) preferred shares issued by the Merged Company, corresponding, respectively, to the entirety of its voting capital, except of 6 (six) common shares issued by the Merged Company, which are held by the Members of the Board of Directors of Caemi, in compliance with the provisions contained in Article 146 of the Brazilian Corporations Law, and 40.06% (forty and six hundredths percent) of its non-voting capital.

5.	Evaluations and Substitution Rate
Evaluation of the Merged Company for Capital Stock Increase Purposes
5.1.	The Capital Stock increase at CVRD, to be carried out in light of the Merger of Shares, in accordance with the terms of Clause Six below, shall be performed based on the report dated March 14, 2006, prepared by Banco Merrill Lynch de Investimentos S.A., established in the City of São Paulo, State of São Paulo, at Av. Brigadeiro Faria Lima 3400, 18th floor, enrolled with the Brazilian Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 62.073.200/0001-21 (“Merrill Lynch”), in accordance with Exhibit I of this present Protocol. The report prepared by Merrill Lynch contains the evaluation of the entirety of the shares issued by Caemi based on the exchange market value criteria of Caemi shares, according to the rates of Bovespa throughout the 90 (ninety) days that preceding the first press release related to the transaction referred in item 3.1 of Clause Three above. As a result, were considered the closing rates for the trading sessions during the period from October 26, 2005 to January 23, 2006, including these dates, and the result was an average rate of R$ 3.52311 for each preferred share issued by Caemi, being attributed for the totality of shares of the Merged

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce
Company the amount of R$ 13,809,698,679.97 (thirteen billion, eight hundred and nine million, six hundred and ninety-eight thousand, six hundred and seventy-nine reais and ninety seven cents).
Evaluation of the Merged Company and of the Merging Company for Substitution Rate Determination Purposes
5.2.	The substitution rate of preferred shares issued by Caemi for Class A shares issued by CVRD shall be performed based on the market value of such shares, in accordance with their average rating at Bovespa.

5.3.	In light of the high rates of liquidity and dispersion presented by the preferred shares issued by CVRD and by Caemi, both listed in the Bovespa Index, in which such shares hold, respectively, the third and the sixth places among the most negotiated shares at Bovespa, according to the theoretical portfolio of such index for the period from January to April 2006, the managers of the Companies understand that the substitution rate of the preferred shares issued by Caemi to be merged to the shareholder’s equity of CVRD with new shares issued by CVRD, must be set up based on their respective market values, as established by Article 11 of CVM Instruction 319/99. This criteria is, in accordance with the opinion of the managers of the Companies, what ensures equal treatment to their shareholders, due to the fact that it reflects the value attributed by the market to the shares of the Merging Company and of the Merged Company.

5.4.	The managers of the Companies understand that the closing average of the 90 (ninety) days that preceded the first press release related to the transaction referred to in item 3.1 of Clause Three above, which presents an adequate sample of the current market value of such shares and, at the same time, eliminates eventual distortion caused by the volatility and special conditions of the market. Therefore, were considered the closing rates for the trading sessions during the period from October 26, 2005 to January 23, 2006, including this date, being obtained the average rate of R$ 85.61640 for each Class A preferred share issued by CVRD and R$3.52311 for each the preferred share

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce
issued by Caemi, as indicated in Exhibit II of this present Protocol.

5.5.	As result of the above-listed Item 5.4, the substitution rate to be adopted upon the Merger of Shares shall be as follows: each preferred share issued by Caemi to be merged will entitle its holder to receive 0.04115 Class A preferred shares issued by CVRD.
Evaluation through Equity Value Adjusted to Market
5.6.	In compliance with the provisions contained in Article 264 of the Brazilian Corporations Law, the evaluations of the shareholder’s equity to market value as to what regards CVRD and Caemi, aiming the withdraw right value calculation mentioned in Clause Eight below, were carried out by ACAL Consultoria e Auditoria S/S (“ACAL”), an evaluations specialized company, with head office at Av. Rio Branco, 181 – 18th floor, Centro, in the City of Rio de Janeiro, RJ, registered at the Regional Accountants’ Council of the State of Rio de Janeiro under number 1.144, and enrolled with the Brazilian Legal Entities Taxpayers Roll of the Ministry of Finance (CNPJ/MF) under the number 28.005.734/0001-82, as per the technical reports that constitute Exhibit III and IV of this present Protocol. Such evaluations were performed according to the same criteria and on the same database (December 31, 2005), using the financial statements of the Merging Company and the Merged Company duly audited, at that same date. The results of the evaluations performed by ACAL are described in the table below:

Substitution rate–
Shareholder’s Equity to Market	CVRD	Caemi
Evaluation calculated by the equity value adjusted to market criteria (in thousands reais)	54,618,576	7,468,006
Number of shares of the Capital Stock	1,165,677,168	3,919,746,667

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce

Substitution rate of common shares and preferred shares through the equity value adjusted to market criteria	1 share issued by Caemi for 0.04066 share issued by CVRD
6.	Capital Stock Increase at CVRD
6.1	In light of the Merger of Shares, the Capital Stock of CVRD shall be increased by R$ 5,492,400,974.56 (five billion, four hundred and ninety-two million, four hundred thousand, nine hundred and seventy-four reais and fifty-six cents), increasing from R$ 14,000,000,000.00 (fourteen billion reais) to R$ 19,492,400,974.56 (nineteen billion, four hundred and ninety-two million, four hundred thousand, nine hundred and seventy-four reais and fifty-six cents), with the issuance by CVRD of 64,151,361 (sixty four million, one hundred and fifty-one thousand, three hundred and sixty-one) Class A preferred shares, as detailed in the tables below:

CVRD Capital
Stock
(prior to the
Merger of Shares)	R$	# of shares
common shares	R$ 9,007,032,395.62 (nine billion, seven million, thirty-two thousand, three hundred and ninety-five reais and sixty-two cents)	749,949,429 (seven hundred and forty-nine million, nine hundred and forty-nine thousand, four hundred and twenty-nine)
Class A preferred shares *	R$ 4,992,967,604.38 (four billion, nine hundred and ninety-two million, nine hundred and sixty-seven thousand, six hundred and four reais and thirty-eight cents)	415,727,739 (four hundred and fifteen million, seven hundred and twenty-seven thousand, seven hundred and thirty-nine)

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce

CVRD Capital
Stock
(After Merger of
the Shares)	R$	# of shares
Total Capital	R$14,000,000,000.00 (fourteen billion reais)	1,165,677,168 (one billion, one hundred and sixty-five million, six hundred and seventy-seven thousand, one hundred and sixty-eight)

*	Including 3 (three) special Class preferred shares held by the Brazilian Government.

CVRD Capital
Stock
(After Merger of
the Shares)	R$	# of shares
Common shares	R$ 9,007,032,395.62 (nine billion, seven million, thirty two thousand, three hundred and ninety-five reais and sixty-two cents)	749,949,429 (seven hundred and forty-nine million, nine hundred and forty-nine thousand, four hundred and twenty-nine)
Class A preferred shares*	R$10,485,368,578.94 (ten billion, four hundred and eighty-five million, three hundred and sixty-eight thousand, five hundred and seventy-eight reais and ninety-four cents)	479,879,100 (four hundred and seventy-nine million, eight hundred and seventy-nine thousand and one hundred)

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce

CVRD Capital
Stock
(After Merger of
the Shares)	R$	# of shares
total Capital	R$19,492,400,974.56 (nineteen billion, four hundred and ninety-two million, four hundred thousand, nine hundred and seventy-four reais and fifty-six cents)	1,229,828,529 (one billion, two hundred and twenty-nine million, eight hundred and twenty-eight thousand, five hundred and twenty-nine)

*	Including 3 (three) special Class preferred shares held by the Brazilian Government.
7.	Shares to be received by Preferred Shareholders of Caemi as a result of the Merger of Shares
7.1	The preferred shares issued by Caemi outstanding on the market shall be replaced by Class A preferred shares issued by the Merging Company. The table below details the differences between equity rights and political rights of the shares of the Companies:

	CVRD Class A	Caemi preferred
	preferred shares	shares

Equity Rights	• The higher priority dividend between (i) 3% of the share’s shareholder’s equity value, calculated based on financial statements that served as reference for payment of the dividends, and (ii) 6% calculated on the installment of capital constituted by that Class of share.	• Minimum dividend, non-cumulative, corresponding to 1.2 times the mandatory dividend due at each fiscal year, divided by the total number of shares representing the Capital Stock, subscribed and in circulation at the time. The preferred shares participate in the apportionment of that which exceeds de mandatory dividend

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce

	CVRD Class A		Caemi preferred
	preferred shares		shares
	•	Mandatory minimum dividend payment of 25% of net profit adjusted paid to all shareholders.		in equal conditions to the common shares, after ensuring the latter dividends similar to the minimum of the preferred shares.

			•	Mandatory minimum dividend of 25% of net profit adjusted paid to all shareholders.

Political Rights	•	Voting rights, except upon deliberations regarding the election of members to the Board of Directors, except for the rights established in Article 141 of the Brazilian Corporations Law.	•	Full voting rights only in the event of non-payment of the minimum dividend for three (3) consecutive fiscal years.

	•	Full voting rights in the event there is no payment of the mandatory dividend for three (3) consecutive fiscal years.
7.2.	The exchange of preferred shares issued by Caemi for Class A preferred shares of CVRD aims at equalizing the political rights of all shares of that same kind issued by CVRD, without the creation of a new Class with different rights from those granted to the already existing shares.

7.3.	CVRD Class A preferred shares issued in the benefit of Caemi shareholders, as a result of the Merger of Shares, shall be entitle to all rights granted in the Bylaws of the Merging Company regarding the shares of that same kind, and the holders of such

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce
shares shall be entitled to fully receive any dividends or interest on the shareholders equity eventually declared by CVRD as of the Date of the General Extraordinary Shareholders’ Meeting of CVRD which deliberates about the Merger of Shares of Caemi.
Shares Fraction
7.4.	The fractions of Class A preferred shares of CVRD, shall be consolidated in whole units, and then sold at an auction to be held at BOVESPA, in accordance with the terms of the notice to shareholders to be published following the Extraordinary General Shareholder’s Meeting of CVRD held to approve the Merger of Shares. The net value obtained in the sale shall be made available to the holders of fractions of Class A preferred shares issued by CVRD, proportionally to their participation in each share sold.

8.	Withdrawal Rights

8.1.	Seeking compliance with Article 137, item II, of the Brazilian Corporations Law, it was observed that the common and Class A preferred shares issued by CVRD, as well as the preferred shares issued by Caemi, have liquidity, since they integrate the Bovespa Index, although only the Class A preferred shares issued by CVRD and preferred shares issued by Caemi present dispersion. Thus, the withdrawal right shall be ensured to the holders of common shares issued by CVRD, on January 23, 2006, which formally express their disagreement regarding the proposal of the Merger of Shares, bearing such shareholders the right to challenge the survey regarding CVRD’s special balance sheet, as per the terms of § 2nd of Article 45 of the Brazilian Corporations Law, for reimbursement value calculation purposes. Since CVRD holds the entirety of the common shares issued by Caemi, such shares shall not be entitled to withdrawal rights.

8.2.	All express manifestations received within the term of thirty (30) days counted as of the date of publication of the minutes of the Extraordinary General Shareholders’ Meeting of CVRD, which deliberates regarding the Merger of Shares shall be considered as timely made, although the payment of such reimbursement shall depend on the effective accomplishment of the transaction, as

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce
established in Article 230 of the Brazilian Corporations Law. In the event there is any challenge to the survey regarding CVRD’s special balance sheet, as permitted by the Brazilian Corporations Law, the shareholder shall immediately receive 80% (eighty percent) of the reimbursement value calculated on the balance sheet as of December 31, 2005 (date of the last CVRD published financial statement), with the balance, if any, being paid by CVRD within a period of one hundred twenty (120) days counted from the resolution date of such General Meeting, in compliance with §3rd of Article 137 of the Brazilian Corporations Law.

8.3.	Considering items 5.2 and 5.6 above, the withdrawal rights shall be based upon book value of the shares stated in the financial statements, dated December 31, 2005 (date of the last CVRD published financial statement), according to which one outstanding share is R$ 20,89 (twenty reais and eighty-nine cents) worthy.

9.	CVRD’s Bylaws Reform

9.1.	As a result of the capital increase and issuance of new CVRD Class A preferred shares; Article 5 of the Merging Company’s Bylaws will come into effect as follows:

“Art. 5 — The Capital Stock is in the amount of R$ 19,492,400,974.56 (nineteen billion, four hundred and ninety-two million, four hundred thousand, nine hundred and seventy-four reais and fifty-six cents) corresponding to 1,229,828,529 (one billion, two hundred and twenty-nine million, eight hundred and twenty-eight thousand, five hundred and twenty-nine) shares, being R$ 9,007,032,395.62 (nine billion, seven million, thirty-two thousand, three hundred and ninety-five reais and sixty-two cents) divided into 749,949,429 (seven hundred and forty-nine million, nine hundred and forty-nine thousand, four hundred and twenty-nine) common shares and R$ 10,485,368,578.94 (ten billion, four hundred and eighty-five million, three hundred and sixty-eight thousand, five hundred and seventy-eight reais and ninety-four cents), divided into 479,879,100 (four hundred and seventy-nine million, eight hundred and seventy-nine thousand and one hundred) Class A

Continuation of the Protocol and Justification of the Merger of Shares issued by Caemi Mineração e Metalurgia S.A. by Companhia Vale do Rio Doce
preferred shares, including three (3) special Class shares, all without par value.”

9.2.	In the event of exercise of the withdrawal right by common shareholders of the Merging Company, the wording proposed in item 9.1 will be adjusted, so as to reflect the effective Capital Stock value and the number of shares issued by CVRD after the accomplishment of the Merger of Shares.

9.3.	All other provisions disclosed in the Merging Company’s Bylaws shall remain unaltered.

10.	General Provisions

10.1.	The Companies reserve the right to review the project of the Merger of Shares described herein, in the event payment of such reimbursement of shares, resulting from withdrawal requests set out by shareholders bearing common shares issued by CVRD which presented their manifests in a timely manner, jeopardizes the Merging Company’s financial stability, as per § 3rd of Article 137 of the Brazilian Corporations Law.

10.2.	Upon approval of the Merger of Shares by the shareholders of the Companies, it shall be the responsibility of the respective managers to implement the registration and make the disclosure of all acts related to the transaction.

10.3.	All technical reports, evaluations, opinions, documents and proposals regarding the Merger of Shares are contained in the Exhibits to this Instrument and are an integral part of such for all legal purposes.
Rio de Janeiro, March 14, 2006.
Companhia Vale do Rio Doce
The Administrators
Caemi Mineração e Metalurgia S.A.
The Administrators

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

Date: March 16, 2006	By:	/s/ Roberto Castello Branco

Roberto Castello Branco
Director of Investor Relations